Filed Pursuant to Rule 424(b)(3)
Registration No. 333-126087

KBS REAL ESTATE INVESTMENT TRUST, INC.

SUPPLEMENT NO. 29 DATED AUGUST 1, 2007

TO THE PROSPECTUS DATED JANUARY 13, 2006

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust, Inc. dated January 13, 2006, as supplemented by supplement no. 28 dated July 3, 2007. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust, Inc. and, as required by context, KBS Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	a change to the suitability standards applicable to investors in Washington;

•	our origination and investment in a senior, secured bridge loan on a property in Gaithersburg, Maryland;

•	the acquisition of a portfolio of nine distribution and office/warehouse properties located in six states;

•	the execution of an agreement to obtain an unsecured short-term bridge loan;

•	the execution of an agreement for secured financing on two single-story office/research and development buildings containing approximately 187,268 rentable square feet located in Newark, California;

•	information regarding our indebtedness;

•	an amendment to our share redemption program;

•	an amendment to our advisory agreement; and

•	information with respect to distributions declared for the second quarter of 2007.

Status of the Offering

We commenced this offering of 280,000,000 shares of common stock on January 27, 2006. As of July 27, 2007, we had accepted aggregate gross offering proceeds of approximately $541.4 million.

Revision to Suitability Standards in Washington

As of August 1, 2007, we will not sell shares to investors in Washington unless they meet the following special suitability standards:

Investors must have either (1) a net worth of at least $250,000, or (2) gross annual income of at least $70,000 and a net worth of at least $70,000.

For purposes of determining suitability of an investor, net worth in all cases should be calculated excluding the value of an investor’s home, furnishings and automobiles. In the case of sales to fiduciary accounts, these suitability standards must be met by the fiduciary account, by the person who directly or indirectly supplied the funds for the purchase of the shares if such person is the fiduciary or by the beneficiary of the account.

Those selling shares on our behalf must make every reasonable effort to determine that the purchase of shares in this offering is a suitable and appropriate investment for each stockholder based on information provided by the stockholder regarding the stockholder’s financial situation and investment objectives.

Loan Origination—200 Professional Drive

On July 31, 2007, we, through an indirect wholly owned subsidiary, originated a senior, secured bridge loan of up to $10.5 million on 200 Professional Drive, a 60,528 square foot office property in Gaithersburg, Maryland (the “200 Professional Drive Mortgage Loan”). As of July 31, 2007, $7.4 million of the loan had been funded and the remaining $3.1 million will be funded over the term of the loan. The proceeds of the loan will be used to repay current mortgages, provide for tenant improvements and leasing commissions and to provide funds for renovation. The 200 Professional Drive Loan is for a term of 24 months with one 12-month extension option and bears interest at a variable annual rate of 300 basis points over 30-day LIBOR, adjusted on a monthly basis.

Acquisition of Opus National Industrial Portfolio

On July 25, 2007, we purchased, through indirect wholly owned subsidiaries, a portfolio of nine distribution and office/warehouse properties located in six states (the “Opus National Industrial Portfolio”) from Opus Real Estate VI Limited Partnership, MBS Arlington Limited Partnership, and OIRE Michigan, L.L.C., which are not affiliated with us or our advisor, KBS Capital Advisors LLC. The portfolio consists of properties totaling approximately 2.3 million rentable square feet described in the table below.

The purchase price of the Opus National Industrial Portfolio was approximately $124.5 million plus closing costs. We funded the purchase of the Opus National Industrial Portfolio with $76.4 million in proceeds from an unsecured bridge loan facility (described below) and with proceeds from this offering. We may later place mortgage debt on the portfolio.

The following table sets forth certain information with respect to the properties.

Property	City/ State	Date Acquired	Number of Buildings	Year Built/ Renovated	Rentable Square Feet	Percent Leased	Annualized Base Rent (in Thousands)		Percent Annualized Rent	Annualized Rent Per Leased Square Foot	Primary Tenant
Cardinal Health	Champlin, MN	Jun-06	1	1995	221,750	100%	$809		10%	$3.65	Cardinal Health Inc.
Cedar Bluffs Business Center	Eagan, MN	Jun-06	1	2005	81,329	100%	474		6%	$5.83	Simpson Strong-Tie Co.
Crystal Park II-Buildings D & E	Round Rock, TX	Apr-05	2	2002	240,452	73%	1,286		15%	$3.90	Various
Corporate Express	Arlington, TX	Jan-06	1	1992	131,040	100%	524		6%	$4.00	Corporate Express
Park 75-Dell	West Chester, OH	Dec-04	1	2002	427,920	100%	1,202		14%	$2.81	Dell Products LP
Plainfield Business Center	Plainfield, IN	Jun-06	1	2006	321,627	100%	1,273		15%	$3.96	Brightpoint
Hartman Business Center One	Austell, GA	Dec-04	1	2003	353,983	100%	1,007		12%	$2.84	Metro Foods, Inc.
Rickenbacker IV-Medline	Groveport, OH	Nov-05	1	2005	377,283	100%	1,162		14%	$3.08	Medline Industries
Advo-Valassis Building	Van Buren, MI	Apr-98	1	1996	160,464	100%	722	(1)	9%	$4.50	Advo, Inc.

					2,315,848	97%	$8,459		100%

(1)	Advo received one year of free rent (January 1, 2007 through December 31, 2007) as part of its ten-year lease renewal. Annualized rent is for rent effective January 1, 2008 through December 31, 2011.

As of June 2007, the current weighted-average remaining lease term for the current tenants of the Opus National Industrial Portfolio was approximately 5.9 years and aggregate annual base rent for the tenants of the Opus National Industrial Portfolio was approximately $8.5 million.

We do not intend to make significant renovations or improvements to the Opus Industrial Portfolio. Our management believes that the Opus Industrial Portfolio is adequately insured.

Bridge Loan

On July 24, 2007, our Operating Partnership, entered into a $76.4 million unsecured, short-term bridge loan agreement (the “Bridge Loan”) with a financial institution. The Bridge Loan has a maturity date of October 24, 2007. Pursuant to the Bridge Loan agreement, on July 24, 2007, our Operating Partnership borrowed $76.4 million at a fixed rate of 125 basis points over LIBOR (or 6.57%) for the first 30 days of the term. Our Operating Partnership may prepay the principal of the loan (a) immediately after such 30-day period without prepayment penalty or (b) prior to the end of such 30-day period with a prepayment penalty equal to the present value (using a discount rate of LIBOR as of the prepayment date) of (i) the amount of interest that would have accrued for the remainder of the 30-day period at an interest rate equal to the fixed rate in effect, less (ii) the amount of interest that would have accrued for the remainder of the 30-day period at an interest rate equal to LIBOR as of the prepayment date.

If our Operating Partnership does not prepay the principal of the loan immediately after such 30-day period or before, it may continue to borrow at the terms described above for another one- or two-month period, with the fixed rate reset to 125 basis points over LIBOR then in effect. Alternatively, our Operating Partnership may continue to borrow at a variable rate equal to the Prime Rate established from time to time by the lender; principal borrowed at such variable rate may be prepaid at any time without penalty. The Bridge Loan only requires interest-only payments during the term of the loan.

The Bridge Loan is guaranteed by us. During the term of the guaranty, we have agreed to (a) cause ourselves and our subsidiaries to comply with certain financial covenants related to our net worth, ratio of total liabilities to gross asset value, ratio of EBITDA to fixed charges, and total amount of unfunded commitments and (b) certain restrictions regarding our distributions, those of our Operating Partnership and the indebtedness of ourselves and our subsidiaries.

The entire $76.4 million borrowed under the Bridge Loan was used to finance a portion of the Opus National Industrial Portfolio acquisition described above. We expect to obtain mortgage financing for the Opus National Industrial Portfolio and to use the proceeds of such financing to pay off the Bridge Loan in full.

Bridgeway Technology Center Loan

On July 20, 2007, we completed, through an indirect wholly owned subsidiary, the secured financing of two single-story office/research and development buildings containing approximately 187,268 rentable square feet located in Newark, California (the “Bridgeway Technology Center”). We acquired the Bridgeway Technology Center on June 27, 2007. We obtained six-year financing in the amount of approximately $26.8 million at a fixed interest rate of 6.07% per annum from a financial institution. The loan matures on August 1, 2013. Monthly installments on the loan are interest-only and the entire principal amount is due on the maturity date, assuming no prior principal prepayment. We have the right to prepay the entire loan one year after August 1, 2007 by providing 30 days written notice of election to prepay the note, and upon payment of a prepayment premium equal to the greater of (a) 1.00% of the outstanding principal amount of the note or (b) the present value of the note (calculated as of the prepayment date at a discount rate equal to the yield of U.S. Treasuries with maturity equal to the remaining term of the note plus 0.50%) less the outstanding principal amount of the note. The loan is secured by Bridgeway Technology Center.

Indebtedness

As of August 1, 2007, our total long-term indebtedness, or indebtedness with a maturity of longer than one year, was approximately $260.4 million. For more information regarding our indebtedness see the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” in supplement no. 28 to the prospectus and the subsequent financing information provided in this supplement.

Amendment to Share Redemption Program

On July 6, 2007, our board of directors amended our share redemption program to adjust the price at which shares will be redeemed. The amendment will become effective 30 days after we file our quarterly report on Form 10-Q for the quarter ended June 30, 2007. Set forth below is a full description of our amended share redemption program.

Our share redemption program permits you to sell your shares back to us, subject to the significant conditions and limitations described below. Unless the shares are being redeemed in connection with a stockholder’s death or “qualifying disability” (as defined below), the price at which we will redeem shares is as follow:

•	The lower of $9.25 or 92.5% of the price paid to acquire the shares from us for stockholders who have held their shares for at least one year;

•	The lower of $9.50 or 95.0% of the price paid to acquire the shares from us for stockholders who have held their shares for at least two years;

•	The lower of $9.75 or 97.5% of the price paid to acquire the shares from us for stockholders who have held their shares for at least three years; and

•	The lower of $10.00 or 100% of the price paid to acquire the shares from us for stockholders who have held their shares for at least four years.

Notwithstanding the above, once we establish a net asset value per share of our common stock, the redemption price per share for all stockholders would be equal to the net asset value per share, as estimated by our advisor or another firm chosen for that purpose. We expect to establish a net asset value per share beginning three years after the completion of our offering stage. We will consider our offering stage complete when we are no longer publicly offering equity securities and have not done so for one year. We would report this redemption price to you in our annual report and the three quarterly reports that we publicly file with the SEC. (For purposes of this definition, we do not consider “public equity offerings” to include offerings on behalf of selling stockholders or offerings related to a dividend reinvestment plan, employee benefit plan or the redemption of interests in the Operating Partnership).

There are several limitations on our ability to redeem shares:

•	Unless the shares are being redeemed in connection with a stockholder’s death or “qualifying disability,” we may not redeem shares until they have been outstanding for one year.

•

Our share redemption program limits the number of shares we may redeem to those that we could purchase with the net proceeds from the sale of shares under our dividend reinvestment plan during the prior calendar year.

•	During any calendar year, we may redeem no more than 5% of the weighted-average number of shares outstanding during the prior calendar year.

•

We have no obligation to redeem shares if the redemption would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

We have engaged a third party to administer the share redemption program. We will redeem shares on the last business day of each month. The program administrator must receive your written request for redemption at least five business days before that date in order for us to repurchase your shares that month. If we could not repurchase all shares presented for redemption in any month, we will attempt to honor redemption requests on a pro rata basis. We will deviate from pro rata purchases in two minor ways: (i) if a pro rata redemption would result in you owning less than half of the minimum purchase amount described in our current prospectus, as supplemented, then we would redeem all of your shares; and (ii) if a pro rata redemption would result in you owning more than half but less than all of the minimum purchase amount, then we would not redeem any shares that would reduce your holdings below the minimum purchase amount. In the event that you were redeeming all of your shares, there would be no holding period requirement for shares purchased pursuant to our dividend reinvestment plan.

If we did not completely satisfy a stockholder’s redemption request at month-end because the program administrator did not receive the request in time or because of the restrictions on the number of shares we could redeem under the program, we would treat the unsatisfied portion of the redemption request as a request for redemption at the next redemption date funds are available for redemption unless the stockholder withdrew his or her request before the next date for redemptions. Any stockholder could withdraw a redemption request upon written notice to the program administrator if such notice is received by us at least five business days before the date for redemptions.

In several respects we would treat redemptions sought upon a stockholder’s death or “qualifying disability” differently from other redemptions:

•	there would be no one-year holding requirement;

•

until we establish a net asset value per share, which we expect to be three years after the completion of our offering stage, the redemption price would be the amount paid to acquire the shares from us; and

•	once we have established a net asset value per share, the redemption price would be the net asset value of the shares, as estimated by our advisor or another firm chosen for that purpose.

In order for a disability to entitle a stockholder to the special redemption terms described above (a “qualifying disability”), (1) the stockholder must receive a determination of disability based upon a physical or mental condition or impairment arising after the date the stockholder acquired the shares to be redeemed, and (2) such determination of disability must be made by the governmental agency responsible for reviewing the disability retirement benefits that the stockholder could be eligible to receive (the “applicable governmental agency”). The “applicable governmental agencies” are limited to the following: (i) if the stockholder paid Social Security taxes and, therefore, could be eligible to receive Social Security disability benefits, then the applicable governmental agency is the Social Security Administration or the agency charged with responsibility for administering Social Security disability benefits at that time if other than the Social Security Administration; (ii) if the stockholder did not pay Social Security benefits and, therefore, could not be eligible to receive Social Security disability benefits, but the stockholder could be eligible to receive disability benefits under the Civil Service Retirement System (“CSRS”), then the applicable governmental agency is the U.S. Office of Personnel Management or the agency charged with responsibility for administering CSRS benefits at that time if other than the Office of Personnel Management; or (iii) if the stockholder did not pay Social Security taxes and therefore could not be eligible to receive Social Security benefits but suffered a disability that resulted in the stockholder’s discharge from military service under conditions that were other than dishonorable and, therefore, could be eligible to receive military disability benefits, then the applicable governmental agency is the Veteran’s Administration or the agency charged with the responsibility for administering military disability benefits at that time if other than the Veteran’s Administration.

Disability determinations by governmental agencies for purposes other than those listed above, including but not limited to worker’s compensation insurance, administration or enforcement of the Rehabilitation Act or Americans with Disabilities Act, or waiver of insurance premiums will not entitle a stockholder to the special redemption terms described above. Redemption requests following an award by the applicable governmental agency of disability benefits must be accompanied by: (1) the investor’s initial application for disability benefits and (2) a Social Security Administration Notice of Award, a U.S. Office of Personnel Management determination of disability under CSRS, a Veteran’s Administration record of disability-related discharge or such other documentation issued by the applicable governmental agency that we deem acceptable and demonstrates an award of the disability benefits.

We understand that the following disabilities do not entitle a worker to Social Security disability benefits:

•	disabilities occurring after the legal retirement age;

•	temporary disabilities; and

•	disabilities that do not render a worker incapable of performing substantial gainful activity.

Therefore, such disabilities will not qualify for the special redemption terms, except in the limited circumstances when the investor is awarded disability benefits by the other “applicable governmental agencies” described above.

Our board of directors could amend, suspend or terminate the program upon 30 days’ notice. We would notify you of such developments in our annual or quarterly reports that we publicly file with the SEC or by means of a separate mailing to you, accompanied by disclosure in a current or periodic report under the Securities Exchange Act of 1934. During this offering, we would also include this information in a prospectus supplement or post-effective amendment to the registration statement, as required under federal securities laws.

Our share redemption program only provides stockholders a limited ability to redeem shares for cash until a secondary market develops for our shares, at which time the program will terminate. No such market presently exists, and we cannot assure you that any market for your shares will ever develop.

Qualifying stockholders who desire to redeem their shares must give written notice to us at KBS Real Estate Investment Trust, c/o Phoenix Transfer, Inc., 2401 Kerner Boulevard, San Rafael CA 94901.

Amendment to Advisory Agreement

On July 17, 2007, we entered into Amendment No. 4 (“Amendment No. 4”) to the Advisory Agreement dated as of November 8, 2006 (the “Advisory Agreement”) with our advisor. Pursuant to Amendment No. 4, our advisor agreed (i) to advance funds to us equal to the amount by which the cumulative amount of distributions declared by us from January 1, 2006 through the period ending August 31, 2007 exceeds the amount of our funds from operations and (ii) to an adjustment to our advisor’s asset management fee with respect to a joint venture investment that we are currently negotiating. We are negotiating the acquisition of an 80% economic interest in a joint venture formed to own a portfolio of institutional-quality industrial properties (the “Joint Venture”). We have not entered any agreements related to the Joint Venture and there can be no assurance that an agreement will be completed.

Advance related to Distributions

In connection with our board of director’s declaration of distributions for each day in the period from August 1, 2007 through August 31, 2007, our advisor agreed to advance funds to us equal to the amount by which the cumulative amount of distributions declared by us from January 1, 2006 through the period ending August 31, 2007 exceeds the amount of our funds from operations (as defined by NAREIT) from January 1, 2006 through August 31, 2007. Our advisor agreed that we will only be obligated to reimburse our advisor for these expenses if and to the extent that our cumulative funds from operations for the period commencing January 1, 2006 through the date of any such reimbursement exceed the lesser of (i) the cumulative amount of any distributions declared and payable to our stockholders as of the date of such reimbursement or (ii) an amount that is equal to a 7.0% cumulative, non-compounded, annual return on invested capital for our stockholders for the period from July 18, 2006 through the date of such reimbursement. No interest will accrue on the advance being made by our advisor. At July 23, 2007, our advisor had advanced an aggregate of $1.6 million to us, all of which is outstanding, for the payment of distributions and to cover our expenses, excluding depreciation and amortization, in excess of our revenues.

Asset Management Fee related to Joint Venture

Amendment No. 4 adjusts the asset management fee that our advisor would receive should we enter into the Joint Venture. As amended, we would pay our advisor a monthly asset management fee related to the Joint Venture as follows:

Months of Ownership of Investment	Asset Management Fee
1-36	1/12 of 0.27% of Cost of JV Investment *
Month 37 +	To be negotiated upon renewal of advisory agreement

*	“Cost of JV Investment” shall equal the product of (i) the amount actually paid or allocated to the purchase, development, construction or improvement of properties by the Joint Venture, inclusive of expenses related thereto, and the amount of any outstanding debt associated with such properties and the venture and (ii) the percentage that represents our economic interest in Joint Venture.

In addition, if at any time during our ownership of an interest in the Joint Venture, our funds from operations for the period commencing January 1, 2006 through the date of any such calculation exceed an amount that is equal to a 7.0% cumulative, non-compounded, annual return on invested capital (as defined) for our stockholders for the period from July 18, 2006 through the date of such reimbursement (the “7% Return”), then as of the date of such calculation our advisor shall earn a fee (the “Performance Fee”) in an amount that would make our advisor’s cumulative fees related to our investment in the Joint Venture (including the asset management fee set forth above and any Performance Fee amounts already paid) equal to 0.75% of the Cost of JV Investment on an annualized basis from the date of our investment in the Joint Venture through the date of calculation, provided that on any calculation date our advisor shall earn only the portion of this amount that is available from our positive funds from operations for the period commencing January 1, 2006 through the date of any such calculation less the 7% Return.

No Performance Fee will be earned unless and until the advance from our advisor in the Advisory Agreement (described herein), as amended, has been repaid in full.

Information with Respect to Distributions Declared for the Second Quarter of 2007

Each day during the period from March 1, 2007 through June 30, 2007 was a record date for distributions. The distributions were calculated at a rate of $0.0019178 per share per day and equal a daily amount that, if paid each day for a 365-day period, would equal a 7.0% annualized rate based on a purchase price of $10.00 per share. Stockholders may choose whether to have distributions paid in cash or to have cash distributions otherwise payable to them invested in additional shares of common stock through our dividend reinvestment plan.

As discussed above under “Amendment to Advisory Agreement,” our advisor agreed to advance funds to us equal to the amount by which the cumulative amount of distributions declared by our board of directors from January 1, 2006 through the period ending August 31, 2007 exceeds the amount of our funds from operations (as defined by NAREIT) from January 1, 2006 through August 31, 2007.

In addition, our advisor has agreed to defer, without interest, the payment of the asset management fees it has earned for the months of July 2006 through June 2007. Although pursuant to our advisory agreement, our advisor may demand payment of accrued but unpaid asset management fees at any time, our advisor does not intend to request payment of accrued but unpaid asset management fees until our cumulative funds from operations for the period commencing January 1, 2006, plus the amount of the advance from our advisor through the date of payment of the accrued but unpaid asset management fees exceed the lesser of (i) the cumulative amount of any distributions declared and payable to our stockholders as of the date of such reimbursement or (ii) an amount that is equal to a 7.0% cumulative, non-compounded, annual return on invested capital for our stockholders for the period from July 18, 2006 through the date of such payment. In addition, our advisor intends to continue to defer payment of its asset management fee until such time as the cumulative amount of our funds from operations for the period commencing January 1, 2006 plus the amount of the advance from our advisor exceed the cumulative amount of distributions declared and currently payable to our stockholders.

Through July 16, 2007, our advisor had advanced an aggregate of $1.6 million for the payment of distributions and expenses in excess of revenues, all of which is outstanding. Of the $1.6 million advanced from our advisor to cover distributions and expenses in excess of revenues as of July 16, 2007, no amount was advanced during the months ended April 30, May 31 or June 30, 2007. As of July 16, 2007, our advisor has also deferred payment of asset management fees it has earned for the months of July 2006 through June 2007 in the amount of approximately $1.8 million. For the three months ended June 30, 2007, we declared aggregate distributions of $6,190,266 and our funds from operations (“FFO”) was $6,605,760 (See the reconciliation of FFO to net income immediately below.) FFO for April was $1,726,927, and distributions declared for the month of April were $1,563,000. FFO for the month of May was $2,485,150, and distributions declared for the month of May were $2,076,000. Our FFO was approximately $2,393,683 for the month ended June 30, 2007, which was not sufficient to cover the approximately $2,550,849 of distributions declared for the month.

During our offering stage, when we may raise capital in the offering more quickly than we acquire income-producing assets, there is a greater risk that we will not be able to pay distributions solely from our FFO.

Funds from Operations

We believe that FFO is a beneficial indicator of the performance of any equity REIT. Because FFO calculations exclude such factors as depreciation and amortization of real estate assets and gains from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), they facilitate comparisons of operating performance between periods and between other REITs. Our management believes that historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictability over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities. Other REITs may not define FFO in accordance with the current National Association of Real Estate Investment Trusts (“NAREIT”) definition or may interpret the current NAREIT definition differently than we do.

FFO is a non-GAAP financial measure and does not represent net income as defined by GAAP. Net income as defined by GAAP is the most relevant measure in determining operating performance because FFO includes adjustments that investors may deem subjective, such as adding back expenses such as depreciation and amortization. Accordingly, FFO should not be considered as an alternative to net income as an indicator of our operating performance.

The calculation of FFO, which we believe is consistent with the calculation of FFO as defined by NAREIT, is presented in the following table for the months ended April 30, May 31 and June 30, 2007 and the three and six months ended June 30, 2007, respectively (in thousands):

	For the Month Ended April 30, 2007	For the Month Ended May 31, 2007	For the Month Ended June 30, 2007	For the Three Months Ended June 30, 2007	For the Six Months Ended June 30, 2007
Net income (loss)	$169	$984	$709	$1,862	$229
Add:
Depreciation of real estate assets	896	896	1,004	2,796	5,082
Amortization of lease-related costs	662	605	681	1,948	3,528

FFO	$1,727	$2,485	$2,394	$6,606	$8,839